FORESIGHT AUTONOMOUS HOLDINGS Ltd.

7 Golda Meir

Ness Ziona, Israel 7414001

April 17, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention: Mariam Mansaray and Matthew Derby

Re:	Foresight Autonomous Holdings Ltd. Registration Statement on Form F-3 Filed March 28, 2025 File No. 333-286221

Dear Ms. Mansaray and Mr. Derby:

The purpose of this letter is to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission as set forth in your letter of April 15, 2025 regarding the above referenced registration statement on Form F-3. For your convenience, your original comments appear in bold, followed by our response. We are concurrently filing Amendment No. 1 to Form F-3 (“Amendment No. 1”).

Risk Factors, page 3

1.	Please revise your risk factors to include the potential for substantial dilution from the structure of the warrants and the nominal exercise price. In addition, include risk factors to address potential dilution from any provision that could adjust upward the number of ADSs and common shares underlying the Series A and Series B Warrants. As part of your disclosure, include the maximum number of ADSs and/or common shares that may be issuable upon exercise of the warrants.

Response: We have revised our disclosure on page 2 to address the Staff’s comment.

We respectfully advise the Staff that the number of ADSs (and resulting ordinary shares) issuable upon the exercise of the Series B warrants are not subject to fluctuation and were conclusively determined when such warrants were issued. The number of shares issuable upon exercise of Series B warrants is equal to 75% of the quotient of (A) the investment amount paid by each investor divided by (B) the closing ADS price, which was equal to $0.69 per ADS. Therefore, the number of ADSs issuable upon exercise of Series B warrants is equal to 2,989,130 ADSs, representing 89,673,900 ordinary shares.

Mariam Mansaray and Matthew Derby

Securities and Exchange Commission

April 17, 2025

2.	Include risk factor disclosure that the offering could cause the company’s common stock price to fall below the minimum bid price, which could result in its shares being delisted from Nasdaq. If the registrant has plans to seek shareholder approval for a reverse stock split, such plans should be disclosed in the registration statement, including the proposed ratio, if known.

Response: We have revised our disclosure on page 2 to address the Staff’s comment. Although the Company does not currently have plans to effectuate a reverse split, in August 2024, the Company’s shareholders approved reverse share split of the Company’s issued and outstanding ordinary shares by a ratio of up to 7:1 that would be effectuated on a date to be determined by the Company’s board of directors. Depending on the market conditions, the Company may utilize this approval and effectuate a reverse split in the future.

Selling Shareholders, page 6

3.	Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of the entity identified in the table. Additionally, please provide us with your analysis as to why YA II PN, Ltd should not be deemed an underwriter pursuant to Rule 145(c). For guidance, please refer to Question 612.09 of our Securities Act Rule Compliance and Disclosure Interpretations, which is available on our website.

Response: We have revised our disclosure on page 6 in response to the Staff’s comment.

Having made careful consideration of all of the factors articulated in Question 612.09 of the Staff’s Compliance & Disclosure Interpretations (CD&Is) for Securities Act Rules, however, we respectfully advise the Staff that the CD&I in question supports a conclusion that the offering does not amount to a distribution by the selling shareholders on behalf of the Company.

YA II PN, Ltd. is an institutional investor that invests in a wide range of companies and industries. Prior to purchasing the Series A and Series B Warrants, YA II PN, Ltd. did not own any securities of the Company and was not affiliated with the Company or any of its officers, directors or any other greater than 5% holders of the Company’s outstanding shares.

The shares will be issued by the Company pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act. In the agreements, the YA II PN, Ltd. made representations to the Company that it is an “Accredited Investor” as defined in Rule 501(a)(3) of Regulation D and made representations and warranties regarding its investment intent, including representations that it is purchasing the shares for its own account, for investment purposes and not for the purpose of effecting any distribution of the shares in violation of the Securities Act.

Special selling efforts and selling methods must be employed before an offering can constitute a distribution. Here, there is no evidence that any special selling efforts or selling methods have taken or would take place if all of the shares covered by the Registration Statement were registered. The Company has no reason to believe that YA II PN, Ltd. will conduct any road shows or take any other actions to condition the market for its shares.

YA II PN, Ltd. is not an affiliate of the Company. The only relationship between YA II PN, Ltd. and the Company is the relationship established through the purchase of the securities in the securities purchase agreement. YA II PN, Ltd. is one of a few non-affiliated investors that participated in the offering.

The Company is seeking to register an aggregate of 198,550,710 Ordinary Shares for YA II PN, Ltd. that may be issued pursuant to warrants. The number of shares involved in the offering does is approximately 23.2% of the number of shares outstanding and does not support a conclusion that YA II PN, Ltd. is acting on behalf of the Company and should not raise concerns about a “disguised” primary offering.

General

4.	We note your disclosures indicate that warrants can be exercised for a nominal $.01, and your Series A and Series B warrant holders have the right to receive an aggregate number of ADSs, representing 30 common shares each, based on the formula provided. Please revise the header, the cover page narrative and the Summary to highlight the maximum number of ADSs and common shares that could be issued upon exercise of your Series A and Series B warrant warrants. For guidance, refer to Regulation S-K, Item 501(b)(2). Additionally, disclose that the number of shares issuable on the exercise of the warrants as the stock price falls further below the initial exercise price of the warrant.

Response: We have revised the disclosure on the header, the cover page narrative and the Summary to highlight the maximum number of the ADSs and ordinary shares that could be issued upon exercise of our Series A and Series B warrants in response to the Staff’s comment.

We respectfully advise the Staff that the number of Series A warrants to purchase ADSs will not exceed 6,111,111 ADSs representing 183,333,330 ordinary shares. The number of ADSs issuable upon exercise of the Series A warrants was determined by the quotient of (A) the investment amount paid by each investor divided by (B) the lowest closing price of the ADSs on the Nasdaq Capital Market during the five trading days preceding the exercise date, but at a price no lower than $0.45. Therefore, any decrease in the Company’s price of its ADSs will not result in the issuance of more than 6,111,111 ADSs representing 183,333,330 ordinary shares.

Mariam Mansaray and Matthew Derby

Securities and Exchange Commission

April 17, 2025

The number of Series B warrants to purchase ADSs is set at 2,989,130 ADSs representing 89,673,900 ordinary shares. The number of ADSs issuable upon exercise of the Series B warrants was determined by a figure equal to 75% of the quotient of (A) the investment amount paid by each investor divided by (B) the closing ADS price on the date of closing of the offering, which was $0.69 per ADS. Therefore, any decrease in the Company’s price of its ADSs will have no impact on the number of ADSs (representing ordinary shares) issuable on the exercise of Series B warrants.

5.	With respect to the warrants with $.01 exercise price, please revise the cover page narrative and the Summary to explain, if true, that as a result of this feature you expect to receive nominal cash proceeds from the exercise of the Warrant.

Response: We have revised the disclosure on the cover page and the Summary in response to the Staff’s comment.

* * *

If you have any questions or require additional information, please call our attorney, Ron Ben-Bassat, Esq. at (212) 660-5003.

Sincerely,

FORESIGHT AUTONOMOUS HOLDINGS LTD.

By:	/s/ Eli Yoresh
Chief Financial Officer

cc:	Ron Ben-Bassat